BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President

Managing Associate General Counsel

Office of General Counsel

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

October 27, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:           Separate Account A of Pacific Life Insurance Company (811-08946)

Initial Registration Statement on Form N-4; Pacific Equity Payout - File No. 333-263416

Separate Account A of Pacific Life & Annuity Company (811-09203)

Initial Registration Statement on Form N-4; Pacific Equity Payout – File No. 333-263417

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated May 4, 2022, received in connection with the above referenced Initial Registration Statements on Form N-6, filed March 10, 2022.

GENERAL

1.	Staff Comment: Please explain the relationship between each Company, PLASI and the investors. For example, please explain why PLASI should not be considered a co-issuer of the Contract. Please explain whether the payments from the Companies to PLASI that are intended to be paid to the investor are subject to PLASI’s claims-paying ability (i.e., can PLASI’s creditors claim these assets ahead of the investor).

Response: A structured settlement agreement is designed to payout damages as periodic payments excluded from the gross income of an injured party (the “Claimant”), if certain conditions are met. The parties to the structured settlement agreement are the Claimant and the Defendant.

The exclusion from gross income is based on Internal Revenue Code (“Code”) Sections

Yoon Choo

October 27, 2022

104(a)(2), 104(a)(1) and 130. Code Section 104(a)(2) excludes from gross income the amount of any damages (other than punitive damages) received (whether by suit or agreement and whether as lump sums or as periodic payments) on account of personal physical injuries or physical sickness. Code Section 104(a)(1) excludes from gross income amounts received under workman’s compensation acts as compensation for personal injuries or sickness. Under Code Section 130, the parties (the Claimant and the Defendant) to any settlement agreement may agree to assign the periodic payment obligation to an assignment company. The assignment will be considered a “qualified assignment”, as described in Code Section 130(c), if certain conditions are met. Those conditions are as follows:

•	The assignee (for this product, Pacific Life and Annuity Services, Inc. (“PLASI”)) assumes such liability from a person who is a party to the suit or agreement,

•	The periodic payments are fixed and determinable as to the amount and time of the payments,

•	The periodic payments cannot be accelerated, deferred, increased, or decreased by the recipient of the payments, and

•	PLASI’s obligation to make the payments is no greater than the obligation of the party who assigned the liability.

If the above conditions are met, the periodic payments are excludable from gross income under Code Section 104(a)(1) or (2).

PLASI is a qualified assignment company specifically used for structured settlement business. PLASI assumes (from the Defendant) the liability to make periodic payments and does not have any other creditors. PLASI receives funds from the Defendant and PLASI purchases the variable annuity to fund the periodic payments. PLASI is not an insurance company and cannot issue or co-issue an insurance contract.

The parties to the annuity Contract are PLASI, as the Contract owner and investor, and Pacific Life Insurance Company or Pacific Life & Annuity Company, as applicable, as the issuing insurance company. There are no other parties to the Contract. PLASI, as the Contract owner and investor, exercises all Contract ownership rights. The Claimant is not a party to the Contract and has no ownership rights under the Contract.

Under the Contract, the Claimant is used as the measuring life for any periodic payments based on a life contingency. The only right the Claimant has under the Contract is the right to receive periodic payments. The Claimant holds no other rights under the Contract and this is consistent with any annuity contract (variable or non-variable) tied to a structured settlement agreement. A Claimant may sell their right to receive future periodic payments to a third-party factoring company, generally at a discount, subject to approval by a court of proper jurisdiction. However, once the Contract is issued, no changes to the periodic payment frequency or timing may be made.

2.	Staff Comment: The Contract permits an investor to defer annuity payments for up to 20 years from the Contract Date. This deferral period creates a de facto accumulation phase, similar to a single payment deferred annuity, which allows for the accumulation of capital on a tax-deferred basis. However, an investor cannot surrender the Contract or make withdrawals from the underlying fund during the deferral period. Please

Yoon Choo

October 27, 2022

supplementally explain how this is consistent with Sections 22(e) and 27(i)(2)(a) of the 1940 Act.

Response: PLASI, as the investor and contract owner, has the sole right to make a withdrawal or surrender the Contract consistent with Section 22(e) and 27(i)(2)(a). PLASI would not exercise these rights since such action would violate the requirements under the Code and the terms of the structured settlement agreement. The right of redemption under Section 22(e) and the redeemability requirement under 27(i)(2(a) are present, but will never be exercised by PLASI. The Claimant has no right to make withdrawals so we added disclosure that withdrawals are not allowed under the Contract.

3.	Staff Comment: In addition, we note that the annuity payout options include Period Certain Only and Lump Sum for at least two specified dates. Please supplementally explain how prohibiting investors from surrendering or making withdrawal under these payment options is consistent with Section 22(e) of the 1940 Act.

Response: Please see our response to Comment 2 above, same rationale.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage